UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  GENTEK, INC.
                                 --------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                   37245X203
                                   ---------
                                 (CUSIP Number)

                             Ann E. Tadajweski, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JULY 11, 2006
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP NO. 37245X203                                           PAGE 2 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SILVER OAK CAPITAL, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                    |_|

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      770,215
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     770,215
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            770,215

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                            7.5%

14       Type of Reporting Person (See Instructions)
                                       OO

                                  SCHEDULE 13D

CUSIP NO. 37245X203                                           PAGE 3 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  AG CAPITAL FUNDING PARTNERS, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                    |_|

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      76,375
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     76,375
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            76,375

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                            0.7%

14       Type of Reporting Person (See Instructions)
                  PN

                                  SCHEDULE 13D

CUSIP NO. 37245X203                                           PAGE 4 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                    |_|

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      76,375
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     76,375
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            76,375

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                            0.7%

14       Type of Reporting Person (See Instructions)
                          IA, PN

                                  SCHEDULE 13D

CUSIP NO. 37245X203                                           PAGE 5 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                        a.     [ ]
                        b.     [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)

                    |_|

6        Citizenship or Place of Organization

                  United States

Number of                   7             Sole Voting Power
  Shares
                                                 0
Beneficially                8             Shared Voting Power
  Owned By
    Each                                         846,590
Reporting                   9             Sole Dispositive Power
    Person
    With                                         0
                            10            Shared Dispositive Power

                                                 846,590

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            846,590

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                            8.3%

14       Type of Reporting Person (See Instructions)
                  HC

                                  SCHEDULE 13D

CUSIP NO. 37245X203                                           PAGE 6 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                a.   [ ]
                                b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO


5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                    |_|


6        Citizenship or Place of Organization

                  United States

Number of                   7             Sole Voting Power
  Shares
                                                 0
Beneficially                8             Shared Voting Power
  Owned By
    Each                                         846,590
Reporting                   9             Sole Dispositive Power
    Person
    With                                         0
                            10            Shared Dispositive Power

                                                 846,590

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            846,590

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                            8.3%

14       Type of Reporting Person (See Instructions)
                  HC

                                  SCHEDULE 13D

                                                              PAGE 7 OF 12 PAGES



     This Amendment No. 1 to Schedule 13D relates to shares of common stock, no par value per share (the "Shares"), of GenTek, Inc. (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D, filed on November 20, 2003, (the "Initial Statement"), by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of recent sales of the Shares, the beneficial ownership of each of the Reporting Persons has decreased by more than one percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Shares. The address of the principal executive office of the Issuer is Liberty Lane, Hampton, New Hampshire 03842.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Silver Oak Capital, LLC ("Silver Oak");

         ii)      AG Capital Funding Partners, L.P. ("AG Capital")

         iii)     Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

         iv) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

         v) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

     This statement relates to Shares and Warrants (as defined herein) to acquire Shares held for the accounts of Silver Oak and AG Capital. Angelo, Gordon serves as the managing member of AG Capital Funding Investors, LLC, a Delaware limited liability company and the general partner of AG Capital. Angelo, Gordon also serves as the investment adviser of AG Capital. In such capacities, Angelo, Gordon may be deemed to have voting and dispositive power over the Shares and other securities held for the account of AG Capital. Mr. Angelo and Mr. Gordon act as general partners of AG Partners, L.P., the sole general partner of Angelo, Gordon and, in such capacities, may also be deemed to have voting and dispositive power over the Shares and other securities held for the account of AG Capital. In addition, Mr. Angelo and Mr. Gordon are controlling members of Silver Oak and, in such capacities, may be deemed to have voting and dispositive power over the Shares and other securities held for the account of Silver Oak.

                              The Reporting Persons

     Silver Oak is a Delaware limited liability company. The principal business occupation of Silver Oak is investment in securities. The principal business address of Silver Oak is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the members of

                                                              PAGE 8 OF 12 PAGES


Silver Oak is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     AG Capital is a Delaware limited partnership. The principal business occupation of AG Capital is investment in securities. The principal business address of AG Capital is 245 Park Avenue, New York, New York 10167. AG Capital does not have any executive officers or directors.

     Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. JAMG, LLC, a Delaware limited liability company ("JAMG") is the general partner of AG Partners, L.P. Mr. Angelo is the chief executive officer of Angelo, Gordon and a managing member of JAMG. Mr. Gordon is the chief operating officer of Angelo, Gordon and a managing member of JAMG. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

      (a) (i) Silver Oak may be deemed to be the beneficial owner of 770,215 Shares (approximately 7.5% of the total number of Shares outstanding assuming the exercise of all Warrants held for the account of Silver Oak). This number includes (A) 768,984 Shares held for its account, (B) 827 Shares issuable upon the exercise of Tranche B Warrants held for its account, and (C) 404 Shares issuable upon the exercise of Tranche C Warrants held for its account.

          (ii) Each of AG Capital and Angelo, Gordon may be deemed to be the beneficial owner of 76,375 Shares (approximately 0.7% of the total number of Shares outstanding assuming the exercise of all Warrants held for the account of AG Capital). This number includes (A) 76,248 Shares held for the account of AG Capital,
               (B) 85 Shares issuable upon the exercise of Tranche B Warrants held for the account of AG Capital, and (C) 42 Shares issuable upon the exercise of Tranche C Warrants held for the account of AG Capital.

         (iii) Each of Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 846,590 Shares (approximately 8.3% of the total number of Shares outstanding assuming the exercise of all Warrants held for the accounts of Silver Oak and AG Capital). This number includes (A) 76,248 Shares held for the account of AG Capital, (B) 768,984 Shares held for the account of Silver Oak,
               (C) 85 Shares issuable upon the exercise of Tranche B Warrants held for the account of AG Capital, (D) 42

                                                              PAGE 9 OF 12 PAGES


               Shares issuable upon the exercise of Tranche C Warrants held for the account of AG Capital, (E) 827 Shares issuable upon the exercise of Tranche B Warrants held for the account of Silver Oak, and (F) 404 Shares issuable upon the exercise of Tranche C Warrants held for the account of Silver Oak.


      (b) (i) Silver Oak may be deemed to have sole power to direct the voting and disposition of the 770,215 Shares held for its account (assuming the exercise of all Warrants held for its account).


          (ii) Each of AG Capital and Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 76,375 Shares held for the account of AG Capital (assuming the exercise of all Warrants held for the account of AG Capital).

         (iii) Each of Mr. Angelo and Mr. Gordon, as a result of their positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 76,375 Shares held for the account of AG Capital (assuming the exercise of all Warrants held for the account of AG Capital). In addition, Mr. Angelo and Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 770,215 Shares held for the account of Silver Oak (assuming the exercise of all warrants held for the account of Silver Oak).

     (c) The trading dates, number of shares purchased and price per share for all transactions by the Reporting Persons during the past 60 days are set forth in Exhibit A attached hereto. All such transactions were over-the-counter purchases for the account of either Silver Oak or AG Capital.

     (d) (i) The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

          (ii) The partners of AG Capital, including Angelo, Gordon, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of AG Capital in accordance with their partnership interests in AG Capital.

          (iii) The limited partners of (or investors in) Silver Oak have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of Silver Oak in accordance with their limited partnership interests (or investment percentages) in Silver Oak.

     (e)  Not applicable.

ITEM 7. MATERIAL TO FILED AS EXHIBITS.

     Exhibit A - List of transactions in Issuer's common stock taking place during the 60 day period preceding this filing.

                                                             PAGE 10 OF 12 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    July 24, 2006                                 SILVER OAK CAPITAL, LLC

                                                       By:      /s/ Michael L. Gordon
                                                                ------------------------------------------
                                                       Name:    Michael L. Gordon
                                                       Title:   Member

Date:    July 24, 2006                                 AG CAPITAL FUNDING PARTNERS, L.P.

                                                       By:      AG Capital Funding Investors, LLC,
                                                                Its General Partner

                                                       By:      Angelo, Gordon & Co., L.P.,
                                                                Its Managing Member

                                                       By:      AG Partners, L.P.,
                                                                Its General Partner

                                                       By:      /s/ Michael L. Gordon
                                                                ------------------------------------------
                                                       Name:    Michael L. Gordon
                                                       Title:   General Partner

Date:    July 24, 2006                                 ANGELO, GORDON & CO., L.P.

                                                       By:      AG Partners, L.P.,
                                                                Its General Partner

                                                       By:      /s/ Michael L. Gordon
                                                                ------------------------------------------
                                                       Name:    Michael L. Gordon
                                                       Title:   General Partner

Date:    July 24, 2006                                 John M. Angelo

                                                       /s/ John M. Angelo
                                                       ---------------------------------------------------

Date:    July 24, 2006                                 Michael L. Gordon

                                                       /s/ Michael L. Gordon
                                                       ---------------------------------------------------

                                                             PAGE 11 OF 12 PAGES

                                  EXHIBIT INDEX

                                                                                                        PAGE NO.


A.        Schedule of transactions effected during the last 60 days..................................        12


                                                             PAGE 12 OF 12 PAGES
                                    EXHIBIT A

        RECENT TRANSACTION IN THE SECURITIES OF NPS PHARMACEUTICALS, INC.

                                                                                     AGGREGATE PRICE
                                                                                       (EXCLUDING
                                          DATE OF       NUMBER OF       TYPE OF         BROKERAGE)        NATURE OF
          FOR THE ACCOUNT OF             TRANSACTION    SECURITIES      SECURITY       COMMISSIONS)      TRANSACTION
         --------------------           -------------  ------------    -----------   ---------------   ---------------

Silver Oak Capital, LLC                    7/11/06        139,198     Common Stock       $26.85           Sell
AG Capital Funding Partners, L.P.          7/11/06        13,802      Common Stock       $26.85           Sell
